UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital

C.N.P.J. nº 90.400.888/0001-42
NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil”) hereby informs to its shareholders and to the market in general that:

1.  Certain subsidiariy of Santander Brazil (Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros), jointly with Banco do Brasil’s Group (by means of Banco do Brasil and BB Banco de Investimentos S.A.), Itaú Unibanco’s Group (by means of Itaú Unibanco S.A., Unibanco Negócios Imobiliários S.A., Banco Itauleasing S.A., Banco Itaucard S.A. and Intrag – Part. Administração e Participações Ltda.), Bradesco’s Group (by means of Banco Bradesco S.A., Banco Alvorada S.A., and Alvorada Cartões, Crédito, Financiamento e Investimentos S.A.), HSBC’s Group (by means of HSBC Bank Brasil S.A. – Banco Múltiplo), Caixa’s Group (by means of Caixa Participações S.A.) and Citibank’s Group (by means of Citibank N.A. – Brazilian Branch and Banco Citibank S.A.) (jointly, the “Parties”), with Tecnologia Bancária S.A. (“TecBan”), Itaú Unibanco Holding S.A., Santander Brazil and Caixa Econômica Federal acting as intervening and consenting parties, executed on 17.07.2014 a new Shareholders’ Agreement of TecBan (“Shareholders’ Agreement”), which, as soon as it becomes effective, shall revoke and supersede the shareholders agreement currently in force.

2.  Besides the ordinary provisions of shareholders’ agreements, such as governance and share transfer rules, the Shareholders’ Agreement establishes that, within approximately four (4) years from its effective date, the Parties shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by TecBan. On general terms, external-access ATMs are considered those located outside the bank’s branches or those not subject to restricted, exclusive or controlled access, such as the ATMs available in shopping centers, gas stations, supermarkets etc.

3.  As a result, and in line with the world’s sound industry practices, the Parties, who comprise the country’s leading retail banks, shall consolidate their external-access ATM networks with Rede Banco24Horas’s, thus enhancing the efficiency, quality and points of services to their clients. It is also worth noting that, besides the Parties, about 40 other finantial institutions are TecBan’s clients, meaning that, the growth of Rede Banco24Horas shall also mean significant benefits for such institutions and their respective clients.

4.  The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body.

São Paulo, 18 July 2014

Angel Santodomingo Martell

Investors’ Relationship Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 18, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer